Rodman & Renshaw LLC
                               330 Madison Avenue
                            New York, New York 10017

                                                                January 23, 2006

VIA TELECOPY (202) 942-9516
Mr. John D. Reynolds
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3651

RE: Argyle Security Acquisition Corporation (the "Company") Registration Statement on Form S-1
            (File No. 333-126569) (the "Registration Statement")

Dear Mr. Reynolds:

            In connection with the Registration Statement on Form S-1 of Argyle Security Acquisition Corporation, the undersigned, which is acting as one of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 10:00 A.M. on Tuesday, January 24,
2006 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

                                    Very truly yours,

                                    RODMAN & RENSHAW LLC


                                    By: /s/ Thomas G. Pinou
                                        ----------------------------------------
                                        Name:  Thomas G. Pinou
                                        Title: Chief Financial Officer